SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.__21__)



                            News Communications, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value ("the shares")
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    652484809
          ----------------------------------------------------------
                                 (CUSIP Number)

                David Selengut, Esq. at Ellenoff Grossman & Schole LLP 370 Lexington Avenue NY NY 10017 212-370-1300
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                               January 31, 2005
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 5 pages

CUSIP No.  652484809                 13D          Page 2 of 5 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J. Morton Davis



--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [x ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
 BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,960,398
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       3,960,398
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          [ }

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    32.3%
-------------------- ----------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                    IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484809                 13D           Page 3 of 5 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        D.H. Blair Investment Banking Corp.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,890,722
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,890,722
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    23.9%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    BD

--------------------------------------------------------------------------------
                      *SEE,INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  652484809                 13D           Page 4 of 5 pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Rosalind Davidowitz


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds



-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             940,109
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       940,109
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
             [ ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                      *SEE,INSTRUCTIONS BEFORE FILLING OUT

                                                  Page 5 of 5 pages
Form 13D is hereby amended as follows:

Item 2. (a)   J. Morton Davis,  D.H.  Blair  Investment  Banking Corp.  ("Blair
              Investment")  and  Rosalind   Davidowitz, (together,  the
              "Reporting Parties").

Item 3.  Source or Amount of Funds:

      Rosalind Davidowitz lent the Issuer $126,000 of her own funds.

Item 4.  Purpose of Transaction:

      None of the purposes set forth in (a) through (j) of Item 4 apply to this transaction.

Item 5.   Interest in the Securities of the Issuer is amended in its entirety:

(a) As of January 31, 2005, Mr. Davis may be deemed to beneficially own 3,960,398 shares or 32.3% of the Issuer's shares issued and outstanding as follows: (i) 129,567 shares owned directly by Mr. Davis, (ii) 2,455,000 shares owned by Blair Investment, (iii) Warrants to purchase 150,000 shares owned by Blair Investment (iv) 24,506 shares issuable upon exercise of 5,900 shares of $10 convertible preferred stock owned by Blair Investment,
     (v) 261,216 shares issuable upon conversion of 8% Convertible Notes owned by Blair Investment, and (vi) 711,633 shares owned by Rosalind Davidowitz
     (1), (vii) 48,476 shares owned by a corporation controlled by Rosalind Davidowitz, and (viii) 180,000 shares issuable upon conversion of a promissory note owned by Rosalind Davidowitz.

          As  of  January 31,  2005,   Blair   Investment  may  be  deemed  to
     beneficially own 2,890,721 shares or 23.9% of the Issuer's shares as indicated in (ii) - (v) above.

          As of January 31, 2005, Rosalind Davidowitz may be deemed to beneficially own 940,109 shares or 8% of the Issuer's shares as indicated in (vi) through (viii) above.

      (b) See numbers (7) - (10) on the cover page, of this form for each Reporting Party.

          The shares listed are subject to a voting proxy granted to Mr. James Finkelstein as set forth in a shareholders agreement filed as Exhibit 2 to Amendment #18 to the Schedule 13D filed by the Reporting Parties.

     (c) On January 31, 2005, Rosalind Davidowitz lent the Issuer $126,000 and received an 8% convertible note convertible into shares of common stock along with accrued interest at $.70 per share.

          The beneficial ownerhsip of the Reporting Parties excludes shares owned by parties to a Stockholders' Agreement as defined in Item 6 of the previously filed 13D.


                              SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                       /s/ J. Morton Davis
Date:    Ferbruary 5, 2005              ________________________
         New York, New York                J. Morton Davis



                                       D.H. BLAIR INVESTMENT BANKING CORP.

                                    by: /s/ David Nachamie
Date:    February 5, 2005                  _____________________________
         New York, New York                David Nachamie
                                           Treasurer



Date:    February 5, 2005                  /s/ Rosalind Davidowitz
         New York, New York              ____________________________
                                            Rosalind Davidowitz

________________________________________________________________________

(1) Filing of this statement shall not be deemed an admission that J. Morton Davis or Blair Investment beneficially own securities attributed to Rosalind Davidowitz for any purpose. J. Morton Davis and Blair Investment expressly disclaim beneficial ownership of all securities held by Rosalind Davidowitz for any purpose. Rosalind Davidowitz expressly disclaims beneficial ownership of all securities owned by Mr. Davis or Blair Investment for any purpose.